SECURIT[barcode]IION



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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC
Mail Processing
Section

FEB 26 2010

Washington, DC
122

SEC FILE NUMBER

8- 51811

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the
## Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2009__ AND ENDING __12/31/09__
                                  MM/DD/YY                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OptSecurities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South College Street, 16th floor
                        (No. and Street)

Charlotte                          nc                    28202
   (City)                         (State)              (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                          (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greer & Walker, LLP
              (Name – if individual, state last, first, middle name)

201 South Tryon Street, Suite 1500, Charlotte NC 28202-2146
   (Address)                  (City)              (State)        (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

_____

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, ___Richard D. Ehrhart___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Optsecurities, LLC___ , as of ___December 31___ , 20 __09__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
                                    Signature

                                    CSO
                                    _____
                                    Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



# OPTSECURITIES, LLC

Financial Statements and Supplemental Disclosures
for the Year Ended December 31, 2009
Independent Auditors' Report

# TABLE OF CONTENTS



## INDEPENDENT AUDITORS' REPORT

Optsecurities, LLC:

We have audited the accompanying statement of financial condition of Optsecurities, LLC as of December 31, 2009 and the related statements of income, of changes in member's equity, of changes in liabilities subordinated to claims of general creditors, and of cash flows for the year then ended, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Optsecurities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Greer + Walker, LLP*

Charlotte, NC
January 28, 2010

TRUSTED BUSINESS ADVISORS

SOUTH TRYON SQUARE, 201 SOUTH TRYON STREET, SUITE 1500, CHARLOTTE, NC 28202 USA
TELEPHONE 704·377·0239 · FACSIMILE 704·377·8663 · WWW.GREERWALKER.COM
MEMBERS OF: AMERICAN INSTITUTE OF CPAs · FINANCIAL CONSULTING GROUP, L.C. · PKF INTERNATIONAL

# OPTSECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 26,019 |
| Marketable securities | | 5,946 |
| TOTAL | $ | 31,965 |

## MEMBER'S EQUITY

| | | |
|---|---|---|
| MEMBER'S EQUITY | $ | 31,965 |
| TOTAL | $ | 31,965 |

See notes to financial statements.

# OPTSECURITIES, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

| | | |
|---|---|---:|
| **REVENUES:** | | |
| Broker-dealer 12b(1) fees | $ | 91,681 |
| | | |
| **EXPENSES:** | | |
| Brokerage expenses | | 6,219 |
| Office expense | | 14,000 |
| Other | | 567 |
| Total | | 20,786 |
| | | |
| **NET INCOME** | $ | 70,895 |

See notes to financial statements.

# OPTSECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

| | Member's Equity | | Accumulated Other Comprehensive Income | | Total Member's Equity | |
|---|---|---|---|---|---|---|
| BALANCE, DECEMBER 31, 2008 | $ | 58,424 | $ | 4,113 | $ | 62,537 |
| Net income | | 70,895 | | | | 70,895 |
| Unrealized loss on marketable securities | | | | (1,467) | | (1,467) |
| Distributions to member | | (100,000) | | | | (100,000) |
| BALANCE, DECEMBER 31, 2009 | $ | 29,319 | $ | 2,646 | $ | 31,965 |

See notes to financial statements.

# OPTSECURITIES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF
GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2009

| | |
|---|---:|
| SUBORDINATED LIABILITIES, DECEMBER 31, 2008 | $ - |
| CHANGE IN SUBORDINATED LIABILITIES FOR THE YEAR ENDED DECEMBER 31, 2009 | - |
| SUBORDINATED LIABILITIES, DECEMBER 31, 2009 | $ - |

See notes to financial statements.

# OPTSECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                          $        70,895

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to member                                                   (100,000)

NET DECREASE IN CASH AND CASH EQUIVALENTS                                  (29,105)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                55,124

CASH AND CASH EQUIVALENTS, END OF YEAR                              $        26,019

See notes to financial statements.

# OPTSECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

1.  SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Optsecurities, LLC (the "Company") is a limited liability company and operates as a registered broker-dealer specializing in selling mutual fund shares and variable insurance. The Company does not take title to, or control of, any securities. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

Marketable Securities - The Company's investments in marketable securities consist primarily of high quality equity securities. The Company classifies its investments in marketable securities as available for sale. As such, securities are reported at fair market value with unrealized gains and losses reported as a component of stockholders' equity and comprehensive income. Realized gains and losses are reported in current earnings using the specific identification method.

Property - Property is stated at cost. Depreciation and amortization are provided over estimated useful lives using accelerated and straight-line methods.

Income Taxes - Under the provisions of the Internal Revenue Code, the Company is presently taxed as a partnership. Under such arrangement, the Company's federal and state taxable income or loss is passed through to its member for inclusion in its income tax return. Accordingly, no accrual for income taxes has been recognized in the accompanying financial statements.

Effective January 1, 2009, the Company adopted the provisions of FASB ASC 740 that pertain to uncertainty in income taxes. This guidance, among other things, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, and disclosures. There were no liabilities for uncertain income tax positions recorded as of December 31, 2009.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through January 28, 2010, which is the date the financial statements were available to be issued.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009, the Company had net capital of $31,073, which was $26,073 in excess of its required net capital of $5,000.

3. MARKETABLE SECURITIES

The aggregate fair market value and cost basis of marketable securities as of December 31, 2009 consisted of the following:

| | | |
|---|---|---|
| Fair market value | $ | 5,946 |
| Cost | | 3,300 |
| Unrealized gain, net | $ | 2,646 |

Effective January 1, 2008, the Company adopted FASB ASC 820, *Fair Value Measurements and Disclosures*. There was no impact to the Company's financial position or results of operations upon adoption. FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The inputs used for valuing the Company's investments are summarized in the three broad levels listed below:

- Level 1 - Quoted prices in active markets for identical assets
- Level 2 - Other significant observable inputs either directly or indirectly (including quoted prices for similar securities, interest rates, yield curves, credit risk, etc.)
- Level 3 - Significant unobservable inputs

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009.

Marketable securities: Valued at quoted market prices.

The inputs or methodology used for valuing investments are not necessarily an indication of the risk associated with investing in those investments. The following is a summary of the valuations as of December 31, 2009 for the Company's investments based upon the three levels defined above:

| | | |
|---|---|---|
| Level 1 | $ | 5,946 |
| Level 2 | | |
| Level 3 | | |
| Total fair market value | $ | 5,946 |

4.   PROPERTY

Property consisted of the following as of December 31, 2009:

| | | |
|---|---|---|
| Computer equipment | $ | 18,898 |
| Less accumulated depreciation | | 18,898 |
| Property, net | $ | - |

5.   RELATED PARTY TRANSACTIONS

The Company's affiliate and sole member, Optcapital, LLC, provides office space, supplies, computer equipment and personnel to the Company for its use in day-to-day operations. Payments made to Optcapital, LLC in accordance with the expense-sharing agreement with the Company totaled $14,000 for the year ended December 31, 2009.

# OPTSECURITIES, LLC

SUPPLEMENTAL DISCLOSURES, DECEMBER 31, 2009

1. The Company is exempt from the SEC Rule 15c3-3 Reserve Requirement under exemption k(1).

See independent auditors' report.

# OPTSECURITIES, LLC

RECONCILIATION OF NET CAPITAL AS OF DECEMBER 31, 2009
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

| | | |
|---|---|---|
| NET CAPITAL, DECEMBER 31, 2009 (Unaudited) | $ | 31,073 |
| ADJUSTMENTS | | - |
| NET CAPITAL, DECEMBER 31, 2009 (Audited) | $ | 31,073 |

See independent auditors' report.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| | |
|---|---|
| **BROKER OR DEALER** | |
| OPTSECURITIES, LLC | as of     12/31/09 |

## COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .................................... $    31,965 [3480]
2. Deduct ownership equity not allowable for Net Capital ........................................ (    )[3490]
3. Total ownership equity qualified for Net Capital ........................................... 31,965 [3500]
4. Add:
    A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .............. [3520]
    B. Other (deductions) or allowable credits (List) ........................................ [3525]
5. Total capital and allowable subordinated liabilities ........................................ $    31,965 [3530]
6. Deductions and/or charges:
    A. Total non-allowable assets from
      Statement of Financial Condition (Notes B and C) ..................... $    [3540]
    B. Secured demand note deficiency ............................. [3590]
    C. Commodity futures contracts and spot commodities-
      proprietary capital charges ............................... [3600]
    D. Other deductions and/or charges ............................ [3610] (    )[3620]
7. Other additions and/or allowable credits (List) ........................................ [3630]
8. Net Capital before haircuts on securities positions ....................................... $    31,965 [3640]
9. Haircuts on securities (computed, where appliicable,
   pursuant to 15c3-1(f)) :
    A. Contractual securities commitments ...........................$    [3660]
    B. Subordinated securities borrowings ........................... [3670]
    C. Trading and investment securities:
      1. Exempted securities ............................. [3735]
      2. Debt securities ............................... [3733]
      3. Options ................................. [3730]
      4. Other securities ............................. [3734]
    D. Undue concentration ............................... [3650]
    E. Other (List) ................................. 892 [3736] (    892 )[3740]
10. Net Capital ................................................ $    31,073 [3750]

OMIT PENNIES

See independent auditors' report.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | | |
|---|---|---|
| OPTSECURITIES, LLC | as of | 12/31/09 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
### Part A

11. Minimum net capital required (6-2/3% of line 19) ............................................... $ _____ [3756]

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement
of subsidiaries computed in accordance with Note (A) ............................................... $ 5,000 [3758]

13. Net capital requirement (greater of line 11 or 12) ............................................... $ 5,000 [3760]

14. Excess net capital (line 10 less 13) ............................................... $ 26,073 [3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19) ............................................... $ 25,073 [3780]

## COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition ............................................... $ _____ [3790]

17. Add:

    A. Drafts for immediate credit ............................................... $ _____ [3800]

    B. Market value of securities borrowed for which no
        equivalent value is paid or credited ............................................... $ _____ [3810]

    C. Other unrecorded amounts (List) ............................................... $ _____ [3820] $ _____ [3830]

19. Total aggregate indebtedness ............................................... $ _____ [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) ............................................... % 0.00 [3850]

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d) ............................................... % 0.00 [3860]

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT
### Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant
to Rule 15c3-3 prepared as of the date of net capital computation including both
brokers or dealers and consolidated subsidiaries' debits ............................................... $ _____ [3870]

23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital
requirement of subsidiaries computed in accordance with Note (A) ............................................... $ _____ [3880]

24. Net capital requirement (greater of line 22 or 23) ............................................... $ _____ [3760]

25. Excess net capital (line 10 less 24) ............................................... $ _____ [3910]

26. Net capital in excess of the greater of:

    5% of combined aggregate debit items or 120% of minimum net capital requirement ............................................... $ _____ [3920]

## NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement
of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

    1. Minimum dollar net capital requirement, or

    2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes
covered by subordination agreements not in satisfactory form and the market values of the memberships in
exchanges contributed for use of company (contra to item 1740) and partners' securities which were
included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material
non-allowable assets.

See independent auditors' report.



INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(9)(1) A BROKER – DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Optsecurities, LLC:

In planning and performing our audit of the financial statements and supplemental disclosures of Optsecurities, LLC (the "Company") for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities, if applicable. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

TRUSTED BUSINESS ADVISORS

14

SOUTH TRYON SQUARE, 201 SOUTH TRYON STREET, SUITE 1500, CHARLOTTE, NC 28202 USA
TELEPHONE 704·377·0239 · FACSIMILE 704·377·8663 · WWW.GREERWALKER.COM
MEMBERS OF: AMERICAN INSTITUTE OF CPAs · FINANCIAL CONSULTING GROUP, L.C. · PKF INTERNATIONAL

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the Company's internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Greer + Walker, LLP*

Charlotte, NC
January 28, 2010